

October 1, 2020

Jim A. Swanson
Senior Vice President, Chief Financial Officer
Columbia Sportswear Company
14375 Northwest Science Park Drive
Portland , Oregon 97229

> **Re: Columbia Sportswear Company**
> **Form 10-Q for the Quarter Ended June 30, 2020**
> **File No. 000-23939**

Dear Mr. Swanson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2020

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

1. We note that your comparative discussion for changes in your gross profit and selling, general and administrative expense line items identify multiple factors as the source of the changes. Additionally, we note that one of the factors, the increase in inventory reserves, was described as "fairly significant inventory provisions" from your quarterly earnings call. Please revise to quantify the impact of each material factor that you discuss to provide better insight into the underlying reasons behind the changes in your results. Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835. In your response, please provide us with your proposed revisions.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at (202) 551-3624 or Melissa Raminpour at (202) 551-3379 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing